Exhibit 1


VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

May 14, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear McGill:

      I was extremely disappointed in the press release issued on May 10, 2002 by Thistle Group Holdings, Co. (the "Company"). In my opinion, it was confusing, if not misleading. As you are well aware, Jewelcor Management, Inc. ("JMI") owns approximately 5.09% of the Company's common stock and cannot purchase an additional one million shares unless the Company immediately rescinds its poison pill. The Company's Modified Dutch Auction Tender Offer at a price range of $11.50-$12.50 per share was under the market at the time of the offer, and we believe that it is "significantly inadequate" for shareholders, particularly since the Company has a book value of $12.97 per share. Furthermore, I am gravely concerned that the net effect of the Company's offer would be to expend Company resources to give management effective control of the Company.

      During our telephone conversation on Thursday May 9, 2002, I asked you to respond in writing as soon as possible to the requests set forth in my letter dated May 8, 2002. To date, I have not received any acknowledgement by the Company that it is willing to agree to our requirements so we can move forward. We do not believe that the Board of Directors should stand in the way of efforts to maximize shareholder value.

      As outlined in my letter to the Company on May 8, 2002, JMI would like to purchase the same number of shares as the Company's Modified Dutch Auction Tender Offer at a price range of $13.50- $14.50 per share, subject to: 1) the Company removing the poison pill, 2) the Company's agreement and assistance with any required regulatory filings, 3) JMI reviewing internal documents, and 4) reasonable Board representation. It is our belief that the Board of Directors may be breaching their fiduciary duties to all shareholders by not allowing for a potentially higher tender offer.

      I sincerely hope that you and the Board of Directors will respond promptly to these requests and remove the obstacles for JMI to make a tender offer. As you very well know, if you do not remove the Company's poison pill, JMI cannot increase its ownership to more than 9.9%.

      However, in an effort to be fair to all shareholders, JMI will step aside, provided that the Company raises its offer price to $13.50-$14.50 per share, the same range that is proposed by JMI. At this price range, it is our opinion that the Company would be making an excellent purchase at slightly above book value, and all of the Company's shareholders would benefit.

      All shareholders would best be served if the Company stopped avoiding the issue and responded directly to JMI's proposal. A simple yes or no is in order. Please advise at your earliest convenience.

                                          Sincerely,



                                          Seymour Holtzman
cc:   Board of Directors
SH/jmq



                                    * * * * *


THE FOREGOING CORRESPONDENCE WITH THISTLE GROUP HOLDINGS, CO. (THE "COMPANY") IS FILED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY'S COMMON STOCK. AS STATED, THE DECISION TO PURSUE ANY POTENTIAL TENDER OFFER WOULD BE SUBJECT TO SIGNIFICANT PRECONDITIONS REFERRED TO IN SUCH CORRESPONDENCE. MOREOVER, COMMENCEMENT OF ANY POTENTIAL TENDER OFFER WOULD BE SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY POTENTIAL SOLICITATION OF OFFERS TO BUY THE COMPANY'S COMMON STOCK WOULD ONLY BE MADE (IF AT ALL) PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS WHICH WOULD BE SENT BY JEWELCOR MANAGEMENT, INC. TO THE COMPANY'S SHAREHOLDERS UPON COMMENCEMENT OF ANY SUCH POTENTIAL OFFER. SHAREHOLDERS SHOULD CAREFULLY READ ANY SUCH MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF ANY SUCH OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ANY SUCH OFFER TO PURCHASE RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT http://www.sec.gov: WITHOUT CHARGE IF AND WHEN ANY SUCH DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF ANY SUCH OFFER TO PURCHASE AND RELATED MATERIALS, WITHOUT CHARGE, IF AND WHEN AVAILABLE, FROM JEWELCOR MANAGEMENT, INC. BY ORAL OR WRITTEN REQUEST TO:
JEWELCOR MANAGEMENT, INC., ATTENTION: JEFFREY UNGER, ESQ., 225 NORTHEAST MIZNER BLVD., SUITE 675A, BOCA RATON, FLORIDA, 33432.